April 2007	Pricing Sheet dated April 23, 2007 relating to
Preliminary Pricing Supplement No. 241 dated March 23, 2007 to
Registration Statement No. 333-131266
Filed pursuant to Rule 433

Structured Investments
Opportunities in Equities
Protected Absolute Return Barrier Notes due October 20, 2008
Based on the Value of the PHLX Housing SectorSM Index

P R I C I N G T E R M S – A P R I L 2 3, 2 0 0 7
Issuer:	Morgan Stanley
Issue price:	$10 (see “Commissions and issue price” below)
Stated principal amount:	$10
Aggregate principal amount:	$15,200,000
Pricing date:	April 23, 2007
Original issue date:	April 30, 2007 (5 business days after the pricing date)
Maturity date:	October 20, 2008
Underlying index:	PHLX Housing SectorSM Index (the “Index”)
Payment at maturity:	$10 + supplemental redemption amount (if any)
Maximum payment at maturity:	$12.50 (125% of the stated principal amount).
Supplemental redemption amount:	■ If at all times during the observation period the index value is within the index range, $10 times the absolute index return; or
■ If at any time on any day during the observation period the index value is outside the index range, $0
Observation period:	The period of regular trading hours on each index business day on which there is no market disruption event with respect to the Index, beginning on, and including, the index business day following the pricing date and ending on, and including, the index valuation date.
Index value:	At any time on any day during the observation period, the value of the Index published at such time on such day on Bloomberg page “HGX” or any successor page, or in the case of any successor index, the Bloomberg page or successor page for any such successor index.
Index range:	Any value of the Index that is:
■ greater than or equal to: 285.525 (initial index value x 125%); and
■ less than or equal to: 171.315 (initial index value x 75%)
Absolute index return:	Absolute value of: (final index value – initial index value) / initial index value
Initial index value:	228.42
Final index value:	The closing value of the Index on the index valuation date
Index valuation date:	October 16, 2008
CUSIP:	61750V337
Listing:	The notes have been approved for listing on the American Stock Exchange LLC (“AMEX”) subject to official notice of issuance. The AMEX listing symbol for the notes is “HPD”. It is not possible to predict whether any secondary market for the notes will develop.
Agent:	Morgan Stanley & Co. Incorporated
Commissions and issue price:		Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
	Per note:	$10	$0.175	$9.825
	Total:	$15,200,000	$266,000	$14,934,000

(1)	The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by that investor. The lowest price payable by an investor is $9.925 per security. Please see “Issue price” on page 4 of the preliminary terms for further details.
(2)	For additional information, see “Supplemental Information Concerning Plan of Distribution” in the accompanying preliminary pricing supplement and “Plan of Distribution” in the accompanying prospectus supplement.

PHLX and MS & Co. have entered into a non-exclusive license agreement providing license to MS & Co., and certain of its affiliated and subsidiary companies, in exchange for a fee, of the right to use the PHLX Housing SectorSM Index, which is owned and published by PHLX, in connection with securities, including the notes.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

Preliminary Pricing Supplement No. 241 dated March 23, 2007

Prospectus Supplement dated January 25, 2006

Prospectus dated January 25, 2006